September 14, 2007

Mail Stop 4561

Mr. Rory Olson
Chief Executive Officer
Neutron Enterprises, Inc.
3500 De Maisonneuve West
2 Place Alexis Nihon Suite 1650
Montreal, Quebec, Canada H3Z 3C1

> **Re:** **Neutron Enterprises, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Forms 10-Q for the quarters ended March 31 and June 30, 2007**
> **Filed April 2, 2007**
> **File No. 000-52154**

Dear Mr. Olson:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Report of Independent Registered Public Accounting Firm, page F-2

1.   Please have your auditors revise their report in future filings to include the city and state from which the report was issued in accordance with Rule 2-02(a) of Regulation S-X.

2.   We note that your audit report was signed by Chartered Accountants, presumably based in Canada. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States. Your response should include where the majority of your assets are located, where the majority of your revenues are derived and where your corporate offices are located. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm. In addition, please tell us where your management and accounting records are located and where the majority of the audit work is conducted.

Consolidated Statements of Cash Flows, page F-7

3.   Please advise us why you recognized cash outflows in 2005 for a share subscription received in advance and proceeds on disposition of assets.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief